Exhibit 99.1

CBD Energy Ltd
ABN 88 010 966 791

MINUTES of the general meeting of shareholders held at Level 2, Suite 2, 53 Cross Street, Double Bay NSW 2028 at 9.30AM on 12 March 2015.

PRESENT:	Mr William Morro - Chairperson Mr Richard Pillinger – Company Secretary 7 members or their representatives (including Mr Morro & Mr Pillinger)

PROXIES/REPRESENTATION:	A summary of proxy votes was tabled representing 251,437,189 valid securities voted (82% of total securities).

NOTICE:
Notice of meeting was taken as read. A motion to defer the meeting for a period of 7 days was put forward by  a shareholder present at the meeting, however, the motion was defeated as a result of the Chairman of the Meeting directing the proxies held by him (representing 82% of total securities) AGAINST the motion.

CONSOLIDATION OF SHARE CAPITAL:
Proxies representing 251,437,189 ordinary shares (82% of total ordinary shares on issue) have been received directed in favour of the resolution. Accordingly, IT WAS RESOLVED that,  for the purpose of 254H of the Corporations Act and for all other purposes, and as described in the Explanatory Statement, the issued share capital of the Company be consolidated on the basis that a number of shares be consolidated into one Share on the basis of a ratio of between 150 for 1 and 80 for 1, with fractional entitlements rounded down to the nearest whole number.

CHANGE OF COMPANY NAME
Proxies representing 251,437,189 ordinary shares (82% of total ordinary shares on issue) have been received directed in favour of the resolution. Accordingly, IT WAS RESOLVED that, for the purposes of section 157(1)(a) and for all other purposes, approval is given for the name of the Company to be changed to “BlueNRGY Group Limited”.

RATIFICATION OF PREVIOUS SHARE ISSUES
Proxies representing 251,437,189 ordinary shares (82% of total ordinary shares on issue) have been received directed in favour of the resolution. Accordingly, IT WAS RESOLVED that, the Company ratifies and approves the previous issue of 296,429,702 fully paid ordinary shares in the capital of the Company.

RATIFICATION OF MODIFICATION TO SERIES B PREFERENCE SHARES
Proxies representing 138,423,377 ordinary shares (55% of total ordinary shares on issue) have been received directed in favour of the resolution. Accordingly, IT WAS RESOLVED that, the Company ratifies and approves the previous amendment to the terms of the Series B Preference Shares.

REMOVAL OF AUDITOR
Proxies representing 251,437,189 ordinary shares (82% of total ordinary shares on issue) have been received directed in favour of the resolution. Accordingly, IT WAS RESOLVED that PriceWaterhouseCoopers, the current auditor of the Company, be removed as the auditor of the Company effective from the date of the meeting.

APPOINTMENT OF AUDITOR
Proxies representing 251,437,189 ordinary shares (82% of total ordinary shares on issue) have been received directed in favour of the resolution. Accordingly, IT WAS RESOLVED that HLB Mann Judd being qualified to act as auditor of the Company and having consented to act as auditor of the Company effective from the date of the meeting and the Directors be authorised to agree the remuneration.

CLOSURE:	There being no further business, the Chairperson declared the meeting closed at 10.00am.

Signed as a correct record. Mr William Morro Chairperson

DATE: